

March 2, 2011

Mr. Ray Reaves
Chief Executive Officer
FieldPoint Petroleum Corporation
1703 Edelweiss Drive
Cedar Park, Texas 78613

> **Re:** **FieldPoint Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Response Letter Dated January 11, 2011**
> **File No. 1-32624**

Dear Mr. Reaves:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Reserves, page 12

Proved Reserves Reporting, page 12

Table of Proved Developed and Undeveloped Reserves, page 13

1. We note your disclosure that you have proved undeveloped reserves that remained undeveloped for five or more years after initial disclosure as proved. Please tell us and disclose the quantities of proved undeveloped reserves that remained undeveloped for five or more years.

2. We note your disclosure that you report proved undeveloped reserves that remained undeveloped for five or more years after initial disclosure and that you rely on the operator of your properties to undertake development activities in which you participate

as a working interest owner. Please tell us how your disclosure of proved undeveloped reserves is consistent with Rule 4-10(a)(31) of Regulation S-X. In doing so, please clarify:

- The timeframe in which your proved undeveloped reserves were initially expected to be developed as specified in the original development plan;

- How you can be reasonably certain that you will have sufficient liquidity to fund your portion of the development plans; and

- How your determination of proved undeveloped reserves is consistent with Questions 131.01 through 131.06 of the Compliance and Disclosure Interpretations (C&DIs) of the Oil and Gas Rules in Regulation S-X and Regulation S-K. You can find this interpretation at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Exhibits 99.1 and 99.2

3.   The closing paragraphs states in part that the report "has been prepared at the request of Fieldpoint and should not be used for purposes other than those for which it is intended." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

    You may contact John Cannarella at (202) 551-3337 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief